As filed with the Securities and Exchange Commission on May 1, 2025

Registration No. 333-266211

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 4 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Gainbridge Life Insurance Company

(Exact name of registrant as specified in its charter)

Delaware	6311	47-3023521
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

Gainbridge Life Insurance Company

10555 Group 1001 Way

Zionsville, Indiana 46077

(866) 459-5360

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation Systems

1209 N. Orange Street

Wilmington, DE 19801

(302) 658-7581

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Dodie C. Kent

Eversheds Sutherland (US) LLP

1114 Avenue of the Americas, New York, NY 10036

T: +1.212.389.5080

Approximate date of commencement of proposed sale to the public: Continuously on and after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large, accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large, accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form S-1 File Nos. 333-266211 of Gainbridge Life Insurance Company( the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing several exhibits to the Registration Statement. Accordingly, Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note, Part II of the Registration Statement and exhibits 24.1 (i)-(vi) and 24.2 filed pursuant to Item 19 of the Registration Statement. This Post-Effective Amendment No. 4 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, Post-Effective Amendment No.4 shall become effective immediately upon filing with the Securities and Exchange Commission. Part I of the Registration Statement is hereby incorporated by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The expenses in connection with the issuance and distribution of the Contracts, other than any underwriting discounts and commissions, are as follows (except for the Securities and Exchange Commission Filing Fee, all amounts shown are estimates):

Securities and Exchange Commission Registration Fees	$27,532.50
Printing and engraving	$100,000
Accounting fees and expenses	$50,000
Legal fees and expenses	$200,000

Total Expenses (approximate)	$377,532.50

Item 14.	Indemnification

Pursuant to Section 145 of the Delaware Corporation Law, Article 8 of the Amended and Restated By-laws of Gainbridge Life provides for the indemnification of the Company’s directors, officers and employees. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Gainbridge Life pursuant to the certificate of incorporation, by-laws, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by one or more of its directors, officers, controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Gainbridge Life will submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933, unless in the opinion of their counsel the matter has been settled by controlling precedent, and will be governed by the final adjudication of such issue.

Item 15.	Recent Sales of Unregistered Securities

Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

1	Form of Underwriting and Sales Agreement (Incorporated herein by reference to Pre-effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-266211, filed on May 4, 2023); Exhibit 1

1.1	Form of Agency and Distribution Agreement (Incorporated herein by reference to Pre-effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-266211, filed on May 4, 2023); Exhibit 1.1

1.2	Form of Insurance Networking Agreement (Incorporated herein by reference to Pre-effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-266211, filed on May 4, 2023); Exhibit 1.2

1.3	Agency and Distribution Services Agreement between Gainbridge Life Insurance Company and Group 1001 Insurance Marketing, LLC (Incorporated herein by reference to Post-effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-266211, filed on March 5, 2024); Exhibit 1.3

1.4	Reciprocal Demand Loan Agreement between Gainbridge Life Insurance Company and Clear Spring Life and Annuity Company.(Incorporated by refence to Post-effective Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-266211, filed on April 15, 2024); Exhibit 1.4

3(i)	Certificate of Incorporation of Gainbridge Life Insurance Company (Incorporated herein by reference to the Registration Statement on Form S-1, File No. 333-266211, filed on July 19, 2022); Exhibit 3(i)

3(ii)	By-laws of Gainbridge Life Insurance Company (Incorporated herein by reference to the Registration Statement on Form S-1, File No. 333-266211, filed on July 19, 2022); Exhibit 3(ii)

4.1	Form of Contract of Modified Single Premium Individual Deferred Annuity (Incorporated herein by reference to Pre- effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-266211, filed on May 4, 2023); Exhibit 4.1

4.2	Form of Application (Incorporated herein by reference to Pre-effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-266211, filed on May 4, 2023); Exhibit 4.2

4.3	Form of Term Point-to-Point with Buffer Indexed Strategy Endorsement (Incorporated herein by reference to Pre- effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-266211, filed on May 4, 2023); Exhibit 4.3

4.4	Form of Term Point-to-Point with Coupon Indexed Strategy Endorsement (Incorporated herein by reference to Pre- effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-266211, filed on May 4, 2023); Exhibit 4.4

4.5	Form of Term Point-to-Point with Floor Indexed Strategy Endorsement (Incorporated herein by reference to Pre- effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-266211, filed on May 4, 2023); Exhibit 4.5

4.6	Form of Terminal Illness / Nursing Home Confinement Endorsement (Incorporated herein by reference to the Registration Statement on Form S-1, File No. 333-266211, filed on July 19, 2022); Exhibit 4(6)

4.7	Resolution related to the Establishment and Administration of the Separate Account (Incorporated herein by reference to Pre-effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-266211, filed on May 4, 2023); Exhibit 4.7

5	Opinion of Counsel(incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-266211, filed on April 17, 2025); Exhibit 5.

8	Not Applicable

9	Not Applicable

10.1	Administrative Services Agreement between Clear Spring Life and Annuity Company and Clear Spring Life Insurance Company (nka Gainbridge Life Insurance Company (incorporated herein by reference to the Registration Statement on Form S-1, File No. 333-266211, filed on July 19, 2022); Exhibit 10.1

10.1 (i)	Addendum to Administrative Services Agreement by and between Clear Spring Life and Annuity Company and Clear Spring Life Insurance Company (nka Gainbridge Life Insurance Company) (incorporated herein by reference to the Registration Statement on Form S-1, File No. 333-266211, filed on July 19, 2022); Exhibit 10.1 (i)

10.1(ii)	Addendum 2 to Administrative Services Agreement by and between Clear Spring Life and Annuity Company and Clear Spring Life Insurance Company (nka Gainbridge Life Insurance Company) (incorporated herein by reference to the Registration Statement on Form S-1, File No. 333-266211, filed on July 19, 2022); Exhibit 10.1 (ii)

10.1(iii)	Books and Records under Administrative Services Agreement (incorporated herein by reference to the Registration Statement on Form S-1, File No. 333-266211, filed on July 19, 2022); Exhibit 10.1 (iii)

10.2	Amended and Restated Indemnity Retrocession Agreement by and between Clear Spring Life and Annuity Company and Clear Spring Life Insurance Company(nka Gainbridge Life Insurance Company) (incorporated herein by reference to the Registration Statement on Form S-1, File No. 333-266211, filed on July 19, 2022); Exhibit 10.2

10.2 (i)	Amended and Restated Addendum to Amended and Restated Retrocession Agreement by and between Clear Spring Life and Annuity Company and Clear Spring Life Insurance Company (nka Gainbridge Life Insurance Company) (incorporated herein by reference to the Registration Statement on Form S-1, File No. 333-266211, filed on July 19, 2022); Exhibit 10.2(i)

10.3 (i)	Tax Sharing Agreement by and between Clear Spring Life and Annuity Company and Clear Spring Life Insurance Company (nka Gainbridge Life Insurance Company) (incorporated herein by reference to the Registration Statement on Form S-1, File No. 333-266211, filed on July 19, 2022); Exhibit 10.3

Addendum to Tax Sharing Agreement by and between Clear Spring Life and Annuity Company and Clear Spring Life Insurance Company (nka Gainbridge Life Insurance Company) (incorporated herein by reference to the Registration Statement on Form S-1, File No. 333-266211, filed on July 19, 2022); Exhibit 10.3(i)

21	Not Applicable

22	Not Applicable

23.1	Consent of Experts (Incorporated herein by reference to Post-effective Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-266211, filed on April 17, 2025); Exhibit 23.1

23.2	Consent of Legal Counsel (Included in Opinion of Legal Counsel) (incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-266211, filed on April 17, 2025); Exhibit 5.

24.1	Powers of Attorney*

24.2	Annual Authorization of SEC Powers of Attorney*

96	Not Applicable

99	Not Applicable

101	Not Applicable

107	Calculation of Filing Fee Table (Incorporated herein by reference to Pre-effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-266211, filed on May 4, 2023); Exhibit 107

*	Filed herewith
(b)	Financial Statement Schedules Not Applicable

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from low or high end estimated offering range may be reflected in the form of prospectus filed with the Securities Exchange Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20 percent change in maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing materials or information about the undersigned registrant or their securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Zionsville, State of Indiana on the 1st day of May 2025.

GAINBRIDGE LIFE INSURANCE COMPANY (Registrant)

By:	/s/ Daniel J. Towriss*
Daniel J. Towriss
Chief Executive Officer and President of Gainbridge Life Insurance Company (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Daniel J. Towriss* Daniel J. Towriss	Chief Executive Officer and President (Principal Executive Officer)	May 1, 2025

/s/ Ellyn M. Nettleton* Ellyn M. Nettleton	Chief Accounting Officer and Treasurer (Principal Accounting Officer)	May 1, 2025

/s/ Fang L. Wang* Fang L. Wang	Chief Financial Officer (Principal Financial Officer)	May 1, 2025

/s/ Dennis A. Cullen* Dennis A. Cullen	Director	May 1, 2025

/s/ Michael K. Moran* Michael K. Moran	Director	May 1, 2025

/s/ Curtis P. Steger* Curtis P. Steger	Director	May 1, 2025

*By: /s/ Ryan T. Cloud Ryan T. Cloud	Attorney-in-Fact for:	May 1, 2025

(1) Daniel J. Towriss, Chief Executive Officer and President;

(2) Ellyn M. Nettleton, Chief Accounting Officer and Treasurer;

(3) Fang. L Wang, Chief Financial Officer;

(4) Dennis A. Cullen, Director;

(5) Michael K. Moran, Director; and

(6) Curtis P. Steger, Director

Exhibit Index

24.1 (i)- (vi)	Powers of Attorney

24.2	Annual Authorization of SEC Powers of Attorney